Exhibit (a)(6)

FORM OF NOTICE OF AMENDMENT OF ELIGIBLE OPTIONS

TO:	[Name of Option Holder]
FROM:	Sun Microsystems, Inc. Legal Department
DATE:	[ ]

We are pleased to announce that we have completed our offer to amend “Eligible Options” for Internal Revenue Code Section 409A compliance purposes (the “Offer”).  You are receiving this notice because you accepted the Offer to amend your Eligible Options, as set forth below, pursuant to the terms of the Offer to Amend, dated November 16, 2007, and your signed Letter of Transmittal.

As a result of your acceptance of the Offer, effective December 17, 2007, your Eligible Options were amended to

[For Option Holders Selecting Choice A

adjust the exercise price in effect for your Eligible Options as set forth below:

Grant Date	Number of Shares Subject to Amended Eligible Option	Exercise Price Per Share Prior To Amendment	Exercise Price Per Share After Amendment
[Date]	[ ]	$[ ]	$[ ]

Other than the amendment of the exercise price applicable to your Eligible Options as set forth above, all other terms of the options, including the option’s exercise period and expiration date remain in effect.  Your Eligible Options will continue to be governed by the terms of the [name of applicable stock plan] and your respective stock option agreement evidencing the Eligible Options.]

[For Option Holders Selecting Choice B

adjust the exercise period and expiration date of the Eligible Options such that the options will not again become exercisable until January 1, 2008, and will be exercisable only through December 31, 2008, after which time all of the Eligible Options will expire and terminate.

Grant Date	Number of Shares Subject to Amended Eligible Option	Exercise Price Per Share	Date of Exercisability	Expiration Date
[Date]	[ ]	$[ ]	January 1, 2008	December 31, 2008

Other than the amendment of the exercise schedule and expiration date of your Eligible Options as set forth above, all other terms of the options, including the option’s exercise price remain in effect.  Your Eligible Options will continue to be governed by the terms of the [name of applicable stock plan] and your respective stock option agreement evidencing the Eligible Options.]

SUN MICROSYSTEMS, INC.

By:

Name:

Title: